PROSPECTUS


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                              ORPHAN MEDICAL, INC.

                                  61,178 Shares

                                  Common Stock
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      This Prospectus relates to 61,178 shares (the "Shares") of common stock,
$.01 par value (the "Common Stock"), of Orphan Medical, Inc. ("Orphan" or the "Company") offered for the account of Chronimed, Inc. (the "Selling Shareholder"). The Shares may be sold from time to time by the Selling Shareholder. The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to pay expenses incurred in registering the Shares, including legal and accounting fees.

      The Shares were acquired by the Selling Shareholder in a private transaction on March 31, 1998 pursuant to a Termination Agreement dated June 27, 1997. The Shares are "restricted securities" under the Securities Act of 1933, as amended (the "Act"), prior to their sale hereunder. This Prospectus has been prepared for the purpose of registering the Shares under the Act to allow for future sales by the Selling Shareholder to the public without restriction. To the knowledge of the Company, the Selling Shareholder has made no arrangement with any brokerage firm for the sale of the Shares. The Selling Shareholder may be deemed to be an "underwriter" within the meaning of the Act. Any commissions received by a broker or dealer in connection with resales of the Shares may be deemed to be underwriting commissions or discounts under the Act. See "Plan of Distribution."

      The Shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this Prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the Shares.

      The Common Stock is traded on the Nasdaq National Market under the symbol "ORPH" On April 27, 1998, the closing sale price of the Common Stock reported by the Nasdaq National Market was $10.625 per share.

      SEE "RISK FACTORS" AT PAGES 2-10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

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          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                   The date of this Prospectus is May 7, 1998


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                                  RISK FACTORS

      PROSPECTIVE INVESTORS IN THE SHARES OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION APPEARING IN THIS PROSPECTUS. CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT RELATED TO HISTORICAL RESULTS ARE FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING RISK FACTORS.

LACK OF REVENUES AND PROFITABLE OPERATIONS; UNCERTAINTY OF FUTURE FINANCIAL RESULTS.

      The Company has been unprofitable since its inception in January 1993 and had an accumulated deficit of $27,847,897 as of March 31, 1998. From inception through March 31, 1998, the Company reported Elliotts B Solution, Cystadane, Antizol-Vet, and Antizol sales of $2,193,490 and gross profit on such sales of $1,667,885, which is not suficient to sustain future product development or business growth. The Company expects operating losses to continue into 1999 because gross profit from new product introductions is not expected to offset additional spending required to complete the development plans for Busulfex and Xyrem, and for additional sales and marketing spending for the new product introductions. The amount of these losses may vary significantly from year-to-year and quarter-to-quarter and will depend on, among other factors, the timing of product development and regulatory approval. There can be no assurance that the Company will ever generate material product revenues or achieve profitability.

DEVELOPMENT STAGE COMPANY.

      The Company is in the development stage and its operations and the development of its proposed products are subject to all of the risks inherent in the establishment of a new business enterprise, including reliance on key personnel, the lack of fully-developed products, insufficient capital, a competitive environment characterized by numerous well-established and well-capitalized competitors, expected operating losses into 1999, a market subject to extensive regulatory oversight, and reliance on outside contractors for the manufacture and distribution of its proposed products. The likelihood of the success of the Company must be considered in light of the problems, expenses and delays frequently encountered in connection with the development of new pharmaceutical products or medical products and the competitive and regulatory environment in which the Company operates.

FUTURE CAPITAL REQUIREMENTS; NO ASSURANCE FUTURE CAPITAL WILL BE AVAILABLE.

      The Company's current cash, cash equivalents, and short-term investments are expected to be sufficient to fund the Company's operations into early 1999. Thereafter, to fully implement the Company's current business plan through 1999, the Company believes it will need to raise at least $7,000,000 of additional capital, assuming no internally generated funding is available. Adequate funds for the Company's operations, whether from financial markets or from other sources, may not be available when needed on terms attractive to the Company, or at all. Lack of funding could cause the Company to delay, scale back or eliminate some or all of its products currently under development, including acquisition and licensing programs, or prevent the commercial introduction of some or all of its products altogether.

DEPENDENCE ON LICENSE AND ACQUISITION STRATEGY.

      The Company has adopted a license and acquisition strategy to build its product portfolio. The Company's strategy for growth is dependent upon its continued ability to identify and acquire new pharmaceutical products targeted at niche markets within selected strategic therapeutic market segments ("STMS"). Because the Company does not engage in proprietary research and development of


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new pharmaceutical products, it must rely upon the willingness of others to sell or license pharmaceutical product opportunities to the Company. Other companies, including those with substantially greater resources, are competing with the Company to acquire such products. There can be no assurance that the Company will be able to acquire rights to additional products on acceptable terms, if at all. The failure of the Company to acquire or license new pharmaceutical products within a selected STMS or to promote and market commercially successful products within an existing STMS could have a material adverse effect on the Company's business and its prospects.

      The Company has contractual production rights to certain compounds through various license agreements. These agreements are generally terminable by the licensor for cause upon short notice or in the event the Company is insolvent or bankrupt, does not apply minimum resources and efforts to develop the compound under license or does not achieve certain minimum royalty payments. There can be no assurance that the agreements will not be so terminated and, if terminated, that the Company will be able to enter into similar agreements on terms as favorable to the Company as those contained in its existing license agreements.

FOREIGN MARKETING ALLIANCES; NO ASSURANCE OF FOREIGN LICENSEES.

      The Company's strategy for the exploitation of foreign markets for its products is to enter into marketing alliances with multinational and foreign pharmaceutical companies. From inception through March 31, 1998, the Company has entered into distribution agreements to sell Cystadane in Australia and New Zealand, and Antizol in Europe. Sales of Cystadane for Australia and New Zealand have not been nor are they expected to be material. Distribution of Antizol in Europe will initially be done on a "named patient" or "emergency use" basis until full regulatory approval is obtained, and the Company does not expect such "emergency use" distribution to result in material sales. Distribution of Antizol in Europe through normal or the usual distribution channels will not commence until the product has received marketing approval in each European country into which the distributor expects to sell the product. The Company typically receives upfront fees for entering into such arrangements and expects to realize future benefits because the Company will be the exclusive supplier of the product sold to the distributor in these foreign markets. However, there can be no assurance that the Company will be able to negotiate additional alliances for its other products on acceptable terms, if at all, or that such alliances will be successful. The Company will be substantially dependent upon the companies it has contracted with to date for the successful distribution of Cystadane and Antizol outside the U.S. and, if these companies are unsuccessful in their distribution efforts, it would be difficult for the Company to contract with other distributors for these products within the licensed territories.

GOVERNMENT REGULATION; NEED FOR FDA AND OTHER REGULATORY APPROVALS.

      Government regulation in the United States and abroad will be a significant factor in the production, testing and marketing of the Company's current and future products. Prior to marketing, each of the Company's products must undergo an extensive regulatory approval process conducted by the United States Food and Drug Administration (the "FDA") and by comparable agencies in other countries. The approval process can take many years and require the expenditure of substantial resources, and there can be no assurance that any product that the Company may develop will be approved by the FDA or any foreign regulatory authority in a timely manner, or at all. Generally, only a very small percentage of newly discovered pharmaceutical compounds that enter pre-clinical development are approved for sale. The Company will not be permitted to market any medicine it may develop as a prescription product in any jurisdiction in which the product does not receive regulatory approval. Once approved, the Division of Drug Marketing, Advertising and Communication ("DDMAC"), the FDA's marketing surveillance department within the Center for Drugs, must approve marketing claims, which are the basis for a product's labeling, advertising and promotion. There can be no assurance that the claims the Company is seeking will be approved by DDMAC. The failure to


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obtain acceptable marketing claims on a product from DDMAC could have a material adverse effect on the Company and its prospects.

      The Company depends on external laboratories and medical institutions to conduct its pre-clinical and clinical testing in compliance with clinical and laboratory practices established by the FDA. The data obtained from pre-clinical and clinical testing are subject to varying interpretations that could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in FDA policy for drug approval during the period of development and by the requirements for regulatory review of each submitted New Drug Application ("NDA"). Moreover, even if the FDA approves a product, such approval may entail commercially unacceptable limitations on the uses, or "indications," for which a product may be marketed, and further studies may be required to provide additional data on safety or effectiveness. The FDA also requires post-marketing adverse event surveillance programs to monitor the product's side effects.

      An approved FDA product and the product's manufacturer are subject to continual regulatory review and the later discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions on such products or manufacturer, including the withdrawal of such product from the market. Most changes in the manufacturing procedures for any of the Company's approved products and any change in manufacturers will require the approval of the FDA prior to their implementation Obtaining the FDA's approval for a change in manufacturing procedures or change in manufacturers could cause production delays and loss of sales, which would have a material adverse effect the Company's business and its prospects.

      In certain countries, the sales price of a product must also be approved after marketing approval is granted. No assurance can be given that satisfactory prices can be obtained in foreign markets even if marketing approval is granted by foreign regulatory authorities.

ORPHAN DRUG STATUS.

      Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects populations of fewer than 200,000 people in the United States. Orphan drug designation must be requested before submitting an NDA, and after the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicized by the FDA. Under current law, orphan drug status is conferred upon the first company to receive FDA approval to market the designated drug for the designated indication, which also grants United States marketing exclusivity for a period of seven years following approval by the NDA, subject to certain limitations. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory approval process. Moreover, although obtaining FDA approval to market a product with orphan drug status can be advantageous, there can be no assurance that the scope of protection or the level of marketing exclusivity that is currently afforded by orphan drug status and marketing approval will remain in effect in the future. Busulfex, Xyrem, and Sucraid have orphan drug designation; while Antizol, Elliotts B Solution and Cystadane have orphan drug status. There can be no assurance, however, that any product candidates will receive an orphan drug designation or that any of the Company's products with such a designation will be the first to be approved by the FDA for the designated indication, thereby obtaining orphan drug status (i.e., marketing exclusivity). Orphan drug designation does not prevent other manufacturers from attempting to develop the same drug for the designated indication or from obtaining the approval of an NDA for their drug prior to the approval of the Company's NDA. If another sponsor's NDA for the same drug and the same indication is approved first, that sponsor is entitled to exclusive marketing rights if that sponsor has received orphan drug designation for its drug. In that case, the FDA would refrain from approving an application by the Company to market its competing product for seven years, subject to certain limitations. There can be no assurance that competing products will not receive orphan drug designations and FDA marketing approval before the Company's products.


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      NDA approval of a drug with an orphan drug designation does not prevent the FDA from approving the same drug for a different indication, or a molecular variation of the same drug for the same indication. Because doctors are not restricted by the FDA from prescribing an approved drug for uses not approved by the FDA, it is also possible that another company's drug could be prescribed for indications for which the Company's product has received orphan drug designation and NDA approval. Such prescribing of approved drugs for unapproved uses (commonly referred to as "off label" use) could adversely affect the marketing potential of products that have received orphan drug designation and NDA approval. In addition, NDA approval of a drug with an orphan drug designation does not provide any marketing exclusivity in foreign markets.

      The possible amendment of the Orphan Drug Act by the United States Congress has been the subject of frequent discussion. Although no significant changes to the Orphan Drug Act have been made for a number of years, members of Congress have from time to time proposed legislation that would limit the application of the Orphan Drug Act. There can be no assurance as to the precise scope of protection that may be afforded by orphan drug designation and marketing approval in the future or that the current level of exclusivity will remain in effect.

RELIANCE ON PATENTS AND OTHER PROPRIETARY RIGHTS.

      The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. The Company's success will depend, in part, on its ability to enjoy, obtain and enforce protection for its products under United States and foreign patent laws and other intellectual property laws, preserve the confidentiality of its trade secrets and operate without infringing the proprietary rights of third parties. The patent position of pharmaceutical firms is often highly uncertain and generally involves complex legal and factual questions. At March 31, 1998, Busulfex is the only product that the Company has under development for which the use of or treatment methods licensed by the Company are covered by United States patents. The Company evaluates the desirability of seeking patent or other forms of protection for its products in foreign markets based on the expected costs and relative benefits of attaining such protection. There can be no assurance that any patents will be issued from any applications or that any issued patents will afford adequate protection to the Company. Further, there can be no assurance that any issued patents will not be challenged, invalidated, infringed or circumvented or that any rights granted thereunder will provide competitive advantages to the Company. Parties not affiliated with the Company have obtained or may obtain United States or foreign patents or possess or may possess proprietary rights relating to the Company's products. There can be no assurance that patents now in existence or hereafter issued to others will not adversely affect the development or commercialization of the Company's products or that the Company's planned activities will not infringe patents owned by others.

      The Company could incur substantial costs in defending itself in infringement suits brought against it or any of its licensors or in asserting any infringement claims that the Company may have against others. The Company could also incur substantial costs in connection with any suits relating to matters for which the Company has agreed to indemnify its licensors or distributors. An adverse outcome in any such litigation could have a material adverse effect on the Company's business and prospects. In addition, the Company could be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any such licenses would be made available on terms acceptable to the Company, or at all. If the Company is required to, and does not obtain any such required licenses, it could be prevented from, or encounter delays in, developing, manufacturing or marketing one or more of its products.

      Busulfex and Xyrem are in the development stage. Even if the development of such products is successful and marketing clearance from the FDA is obtained, there can be no assurance that applicable patent coverage, if any, will not have expired or will not expire shortly after such approval. Any such


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expiration could have a material adverse effect on the sales and profitability of such product. Further, some of the compounds the Company has developed or intends to develop (Cystadane, Elliotts B Solution, Antizol, Antizol-Vet, Xyrem and Sucraid) are believed to be in the public domain or not presently subject to patent protection in the United States.

      The Company also seeks to protect its proprietary information and technology in part by confidentiality agreements and inventors' rights agreements with its employees. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise be disclosed to or discovered by its competitors.

COMPETITION; RAPID TECHNOLOGICAL CHANGE.

      Competition in the pharmaceutical industry is intense. Potential competitors in the United States are numerous and include pharmaceutical, chemical and biotechnology companies, most of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than the Company. Although the Company seeks to limit potential sources of competition by developing products that are eligible for orphan drug designation and NDA approval or other forms of protection, there can be no assurance that the Company's competitors will not succeed in developing similar technologies and products more rapidly than the Company or that these competing technologies and products will not be more effective than any of those that are being or will be developed by the Company. The Company is aware of products being developed by potential competitors that have received orphan drug designations for the same respective indications as Busulfex and Xyrem. If these drugs are approved for marketing before the Company's products, the Company would be required to obtain a license from these entities before its own competing products could be marketed. There can be no assurance that any required license would be available on commercially acceptable terms, or at all.

      The pharmaceutical industry has experienced rapid and significant technological change. The Company expects that pharmaceutical technology will continue to develop rapidly, and the Company's future success will depend, in large part, on its ability to develop and maintain a competitive position. Technological development by others may result in the Company's products becoming obsolete before they are marketed or before the Company recovers a significant portion of the development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimes, and thereby reduce the need for one or more of the Company's products, which would adversely affect the Company's business and its prospects.

RISKS OF NEW PRODUCT DEVELOPMENT; MARKET UNCERTAINTY.

      Only five of the Company's products have been approved for marketing by regulatory authorities in the United States or elsewhere. Even if the balance of the Company's products are approved for sale, there can be no assurance that they will be commercially successful or that they will obtain the results expected. The Company may encounter unanticipated problems relating to the development, manufacturing, distribution and marketing of its products, some of which may be beyond the Company's financial and technical capacity to solve. The failure to adequately address any such problems could have a material adverse effect on the Company's business and its prospects.

      No drug development portfolio can be completely insulated from potential failures, and it is likely that some products selected for development by the Company will not produce the results expected during clinical studies, not receive FDA approval or fail to generate product sales of an acceptable level. The Company has terminated the development of eleven products from its portfolio since inception: L-Cycloserine in 1994, Glucaric Acid in 1996, and nine products in 1997. With respect to the nine products terminated in 1997, the Company took this action in order to focus its development


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efforts on those products that fit within three selected STMS: Antidote,
Oncology Support, and Sleep Disorders. The Company recorded a one-time charge of $780,000 in the third quarter of 1997 for the estimated cost of winding down the development plans for nine development products. In addition, the Company believes that several of the products terminated in 1997 may have value to another pharmaceutical company and it will seek to license or sell its rights relating to these products. The termination of the development of any one or more of the Company's current products could have a material adverse effect on the Company and its prospects.

      Most orphan drugs have a potential United States market of less than $10 million annually and many address annual markets of less than $1 million. There can be no assurance that the Company's sales of its products will be profitable even if accepted and used by patients and medical specialists.

DEPENDENCE UPON OTHERS FOR CLINICAL TESTING AND MANUFACTURING.

      The Company does not have and does not intend to establish any internal product testing, manufacturing or distribution capabilities. Accordingly, the Company will be required to enter into arrangements with other companies for the clinical testing, manufacture and distribution of its products. The inability of the Company to retain third-parties for these purposes on acceptable terms could adversely affect the Company's ability to develop and market its products. Any failures by third-parties to adequately perform their responsibilities may delay the submission of products for regulatory approval, impair the Company's ability to deliver its products on a timely basis or otherwise impair the Company's competitive position. In addition, the Company's dependence on third-parties for the development, manufacture and distribution of its products may adversely affect its potential profit margins and its ability to develop and deliver its products on a timely basis. The manufacture of drugs can be an expensive, time consuming and complex process and may require the use of materials with limited availability or a dependence on sole suppliers. In addition, several of the Company's products have not yet been manufactured in commercial quantities, and there can be no assurance that such products can be so manufactured in a cost-effective manner. Manufacturers of the Company's products will be subject to applicable good manufacturing practices ("GMP") prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. There can be no assurance that the Company will be able to enter into or maintain relationships either domestically or abroad with manufacturers whose facilities and procedures comply or will continue to comply with GMP or applicable foreign requirements. Should manufacturing agreements be entered into, the Company will be dependent on such manufacturers for continued compliance with GMP and applicable foreign standards. Failure by a manufacturer of the Company's products to comply with GMP or applicable foreign requirements could result in significant time delays or the inability of the Company to commercialize or continue to market a product and could have a material adverse effect on the Company and its prospects. In the United States, failure to comply with GMP or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees.

DEPENDENCE UPON OTHERS FOR DISTRIBUTION.

      The Company has an exclusive agreement with Cardinal Health, Inc. ("Cardinal"), whereby Cardinal, through its Specialty Companies, will provide a variety of services to support the effective distribution of Orphan Medical's products. Cardinal will provide integrated distribution and operations services to process and support transactions between Orphan Medical and wholesalers, specialty distributors, and direct customers; reimbursement management; patient assistance and information hotline services; and specialty distribution and marketing services to physician practices. Elliotts B Solution and Antizol are currently distributed by Cardinal; which also will distribute the Company's proposed products should those products receive marketing clearance from the FDA in the future. The Company will, therefore, be substantially dependent upon Cardinal's ability to


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successfully distribute Elliotts B Solution and Antizol and all of the Company's
proposed products that receive marketing clearance from the FDA.

      Cystadane is currently distributed in the U.S. by Chronimed Inc. ("Chronimed"), which distributes this product directly to patients through its mail order pharmacy. The Company is substantially dependent upon Chronimed's ability to successfully distribute Cystadane directly to patients in the U.S. Antizol-Vet is currently distributed exclusively through W.A. Butler Company ("Butler"), the largest distributor of veterinary pharmaceuticals in the United States. The Company is substantially dependent upon Butler's ability to successfully distribute Antizol-Vet. The management of this product and reliance on the sales efforts of a contract distributor has proven to be more difficult than the Company originally expected and the Company is presently reviewing its options with respect to the Antizol-Vet product, which could include the sale or licensing of its rights to this product.

      There can be no assurance that other distribution companies would be available or continue to be available on commercially acceptable terms, if at all. The loss of a distributor or failure to renew agreements with an existing distributor could have a material adverse effect on the Company and its prospects.

UNCERTAIN EXTENT OF PRICE FLEXIBILITY AND THIRD-PARTY REIMBURSEMENT.

      The Company's ability to commercialize its products successfully will depend in part on the price it may be able to charge for its products and on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers and other third-party payors. Government officials and private health insurers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the pricing flexibility suppliers will have with respect to, and the reimbursement status of, newly approved health care products.

      In the United States, the Company expects that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price the Company receives for its products or products it may develop in the future and, by preventing the recovery of development costs, which could be substantial, and an appropriate profit margin, could have a material adverse effect on the Company. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers in connection with medical treatment of certain patients. If any actions are taken by federal and/or state governments, such actions could adversely affect the prospects for sales of the Company's products. There can be no assurance that actions taken by federal and/or state governments, if any, with regard to health care reform will not have a material adverse effect on the Company and its prospects.

      Certain third-party payors may attempt to further control costs by selecting exclusive providers of their pharmaceutical products. If such arrangements were made with competitors of the Company, such payors would not reimburse patients for purchases of the Company's competing products. This lack of reimbursement would diminish the market for the Company's products and could have a material adverse effect on the Company and its prospects.

RISK OF PRODUCT RECALL

      Product recalls may be issued at the discretion of the Company, the FDA, the U.S. Federal Trade Commission, or other government agencies having regulatory authority for product sales, and may occur due to disputed labeling claims, manufacturing issues, quality defects, or other reasons. No assurance can be given that product recalls will not occur. The Company does not carry any insurance to


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cover the risk of a potential product recall. Any product recall could have a material adverse effect on the Company and its prospects.

PRODUCT LIABILITY AND INSURANCE RISKS.

      The testing and sale of human health care products by the Company entails an inherent risk that product liability claims may be asserted against the Company. As the Company expands the scope of its clinical testing, the Company will be exposed to increasing potential liabilities. The pharmaceutical industry has experienced increasing difficulty in maintaining product liability insurance coverage at reasonable levels, and substantial increases in insurance premium costs in many cases have rendered coverage economically impractical. The Company currently carries product liability coverage in the aggregate amount of $10 million for all claims made in any policy year. Although to date the Company has not been the subject of any product liability or other claims, there can be no assurance that the Company will be able to maintain product liability insurance on acceptable terms or that its insurance will provide adequate coverage against potential claims. The successful assertion of any uninsured product liability or other claim against the Company could have a material adverse effect on the Company's business and prospects.

DEPENDENCE ON CERTAIN OFFICERS AND KEY MANAGEMENT PERSONNEL.

      The Company's success will be largely dependent upon the efforts of its executive officers and key management personnel. The loss of the services of an executive officer or one or more key employees, or the inability of the Company to attract and retain skilled management and marketing personnel in the future, could have a material adverse effect on the Company and its prospects.

RELATIONSHIP WITH CHRONIMED.

      Although the Company believes the agreements that it had with Chronimed since its July 1, 1994 spin-off were commercially reasonable, such agreements were not the product of arms-length negotiations. In June 1997, the Company terminated these agreements (the "Termination Agreement"), except for the Cystadane Agreement. The Termination Agreement provides that the Company pay Chronimed compensation equal to $2,500,000, consisting of cash and shares of the Company's Common Stock. The October 1996 Cystadane Agreement between the Company and Chronimed applies solely to the domestic distribution of Cystadane. Several of the Company's directors and executive officers are current or former employees, shareholders and/or directors of Chronimed. The Termination Agreement and the October 1996 Cystadane Agreement were approved by all of the independent outside members of the Company's Board of Directors.

POSSIBLE VOLATILITY OF STOCK PRICE AND DILUTION OF STOCK - TERMINATION AGREEMENT WITH CHRONIMED.

      Pursuant to the terms of the Termination Agreement, the Company has a remaining obligation to compensate Chronimed with cash and Common Stock having a total value of $2,250,000. Cash payments against this remaining obligation will be based on a 3 percent temporary royalty on the Company's product sales, payable quarterly, beginning September 30, 1997. Unregistered shares of Common Stock equal to 1 percent of the Company's outstanding shares at each quarter end, beginning March 31, 1998, will be issued quarterly to Chronimed until the sum of all temporary royalty payments and the market value (as defined below) of all issued Common Stock equals $2,250,000, at which time the Company's obligation to make temporary royalty payments will cease. The Company is obligated file a registration statement with the Securities and Exchange Commission to register such shares. The market value of shares issued to Chronimed as payment against the remaining obligation of $2,250,000 will be determined as follows: (i) the market value of any such shares sold within 90 days after the effective date of a registration statement covering such shares will be equal to the net proceeds realized by Chronimed from the sale of such shares, or (ii) the market value of any such shares not sold within

90 days after the effective date of a registration statement covering such shares will be equal to the average last bid price for shares of the Company's Common Stock as reported on Nasdaq for the last five days within the 90 day period. The Company anticipates Chronimed will sell in the open market the shares it receives from the Company within the 90 day period. The Company has the option, regardless of the market price of its Common Stock, to buy-out for cash the remaining obligation to Chronimed.

      There is risk that the Company's current shareholders' ownership could be substantially diluted and/or the market value of their shares adversely affected in the event any one or a combination of the following events occur: (1) sales by Chronimed of the Company's Common Stock cause the price of the Company's Common Stock to decrease; (2) in the event of a decline in the value of the Company's Common Stock, the Company would be required to issue more shares in subsequent periods to satisfy its remaining obligation to Chronimed; or (3) the Company's sales of future products are significantly less than forecast, which would decrease the temporary royalty payments that would be applied against the remaining obligation and, thereby, increase the number of shares required to be issued to Chronimed. The realization of any one or combination of these risks, or the decision by the Company to exercise its option to effect a cash buy-out of the remaining obligation, could have a material adverse effect on the Company's business, its prospects and its shareholders.

POSSIBLE VOLATILITY OF STOCK PRICE AND REDUCED LIQUIDITY OF THE MARKET FOR THE STOCK - LOSS OF NASDAQ NATIONAL MARKET LISTING.

      There is risk that the market value and the liquidity of the public float for the Company's Common Stock could be adversely affected in the event the Company no longer meets the Nasdaq's requirements for continued listing on the National Market tier. For continued listing on the Nasdaq National Market, a company must satisfy a number of requirements, which in the Company's case includes either: (1) net tangible assets in excess of $4.0 million or (2) a market capitalization of at least $50.0 million. At March 31, 1998, the Company's net tangible assets equaled approximately $2,470,803 and its market capitalization was approximately $67.0 million (based on the last sale price of $10.875 and 6,181,040 shares outstanding). Net tangible assets means total assets less total liabilities and market capitalization means total outstanding shares multiplied by the last sales price quoted by Nasdaq. Should the Company fail to satisfy either requirement, among others, the Company's would no longer qualify for listing on the Nasdaq National Market, but would qualify for quotation on the Nasdaq Small Cap Market provided it had net tangible assets in excess of $2.0 million. The Company's ability to raise additional capital and the market value of the Company's Common Stock could be adversely affected by failing to meet Nasdaq's requirements for listing on either the National Market or the Small Cap Market. The realization of any one or combination of these risks could have a material adverse effect on the Company's business, its prospects and its shareholders.

POSSIBLE VOLATILITY OF STOCK PRICE - GENERAL.

      There is generally significant volatility in the market prices of securities of early stage pharmaceutical companies. Contributing to this volatility are various factors and events, such as the announcements by the Company or its competitors of new product developments, clinical testing results, governmental approvals, regulations or actions, developments or disputes relating to patents or proprietary rights, public concern over the safety of therapies and fluctuations in financial performance from period to period. These and other factors and events may have a significant impact on the Company's business and on the market price of the Common Stock.

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, such as Orphan. The address of such site is "http://www.sec.gov."

      The Common Stock is traded on the Nasdaq National Market under the symbol "ORPH." Reports, proxy and information statements and other information concerning Orphan can be inspected at the offices of the National Association of Securities Dealers, 1735 K. Street N.W., Washington, D.C. 20006.

      The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the offering of the Company's Common Stock hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

      (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;

      (b) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998; and

      (c) the description of the Common Stock contained in any registration statement or report filed by the Company under the Exchange Act, including any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus and prior to the termination of the offering described herein.

      In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Such requests should be directed to John Howell Bullion, Chief Executive Officer, Orphan Medical, Inc., 13911 Ridgedale Drive, Suite 475, Minnetonka, Minnesota 55447, telephone: (612) 513-6900.

                               SELLING SHAREHOLDER

      The Shares offered hereby are being sold pursuant to this Prospectus by the Selling Shareholder. The following table sets forth certain information with respect to the ownership of the Company's Common Stock by the Selling Shareholder as of March 31, 1998 and as adjusted to reflect the sale of the Shares.

                                              Maximum
                          Number              Number
                         of Shares           of Shares
                       Beneficially          to be Sold            Shares
                        Owned Prior         Pursuant to       Beneficially Owned
        Name          to Offering (1)     this Prospectus     After Offering (2)
------------------    ---------------     ---------------     ------------------
Chronimed, Inc.              0                 61,178                 0

-----------------------------
(1) Consists of 61,178 shares of Common Stock issued to Chronimed pursuant to a Termination Agreement dated June 27, 1997.
(2)   Assumes the sale of all of the Shares offered by this Prospectus.


                              PLAN OF DISTRIBUTION

      The Shares to which this Prospectus relates will be offered and sold by the Selling Shareholder for its own accounts. The Company will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. All expenses of registration of the Shares, estimated to be approximately $7,500 shall be borne by the Company.

      The Selling Shareholder may offer and sell the Shares from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions at prices relating to prevailing market prices or at negotiated prices, as applicable. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, the Company is not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Shareholder. There is no assurance that the Selling Shareholder will sell any or all of the Shares offered by it.

      The Selling Shareholder and any brokers or dealers who participate in the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profits realized by them on the resale of Shares may be deemed to be underwriting discounts or commissions under the Securities Act.

      The Company has agreed to maintain the effectiveness of this Registration Statement until the earlier of nine months from the date on which the Selling Shareholder acquired the Shares (March 31, 1998) or the resale of all the Shares registered hereunder.

                                  LEGAL MATTERS

      Certain legal matters relating to the validity of the Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                     EXPERTS

      The financial statements of Orphan Medical, Inc. appearing in the Orphan Medical, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

      No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholder or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.


                                  -------------


                                TABLE OF CONTENTS

                                                                           Page

Risk Factors................................................................. 2
Available Information........................................................11
Incorporation of Certain Documents
     by Reference............................................................11
Selling Shareholder..........................................................12
Plan of Distribution.........................................................12
Legal Matters................................................................13
Experts......................................................................13


================================================================================



                              ORPHAN MEDICAL, INC.



                                  61,178 SHARES





                                  COMMON STOCK,
                            PAR VALUE $.01 PER SHARE






                                 ---------------


                                   PROSPECTUS

                                 ---------------




                                   MAY 7, 1998



================================================================================